UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 17)

                                AMREP CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.10 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    032159105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Nicholas G. Karabots
                                  P.O. Box 736
                   Ft. Washington, PA 19034   (215) 643-5800
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                April 25, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 032159105
-------------------------------------------------------------------------------
(1) NAMES OF REPORTING PERSONS.
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY).

    Nicholas G. Karabots
-------------------------------------------------------------------------------
(2) CHECK THE APPROPRIATE BOX IF A                                     (a) [  ]
    MEMBER OF A GROUP*                                                 (b) [  ]

-------------------------------------------------------------------------------
(3)  SEC USE ONLY

-------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS*

     PF
-------------------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL                                      [  ]
     PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)


-------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
-------------------------------------------------------------------------------
NUMBER OF SHARES                      (7)  SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH                                  1,291,198
REPORTING PERSON                      -----------------------------------------
WITH                                  (8)  SHARED VOTING POWER

                                                 0
                                      -----------------------------------------
                                      (9)  SOLE DISPOSITIVE POWER

                                               1,291,198
                                      -----------------------------------------
                                      (10) SHARED DISPOSITIVE POWER

                                                 0
-------------------------------------------------------------------------------

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

    1,291,198
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN                                  [  ]
     ROW (11) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     21.5%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     IN
-------------------------------------------------------------------------------
* SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 032159105
-------------------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY).

     Glendi Publications, Inc.  59-2235938
-------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A                                    (a) [  ]
         MEMBER OF A GROUP*                                            (b) [  ]

-------------------------------------------------------------------------------
(3)  SEC USE ONLY

-------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS*

     Not applicable
-------------------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL                                      [  ]
     PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)

-------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-------------------------------------------------------------------------------
NUMBER OF SHARES                      (7)  SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH                              1,391,180
REPORTING PERSON                      -----------------------------------------
WITH                                  (8)  SHARED VOTING POWER

                                                0
                                      -----------------------------------------
                                      (9)  SOLE DISPOSITIVE POWER

                                           1,391,180
                                      -----------------------------------------
                                      (10) SHARED DISPOSITIVE POWER

                                                  -0-
-------------------------------------------------------------------------------

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     1,391,180
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN                                  [  ]
     ROW (11) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     23.2%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     CO
-------------------------------------------------------------------------------
* SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 032159105
-------------------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY).

     Kappa Media Group, Inc.   23-3047713
-------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A                                    (a) [  ]
     MEMBER OF A GROUP*                                                (b) [  ]

-------------------------------------------------------------------------------
(3)  SEC USE ONLY

-------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS*

     Not applicable
-------------------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL                                      [  ]
     PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)

-------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Pennsylvania
-------------------------------------------------------------------------------
NUMBER OF SHARES                      (7)  SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH                                410,000
REPORTING PERSON                      -----------------------------------------
WITH                                  (8)  SHARED VOTING POWER

                                               0
                                      -----------------------------------------
                                      (9)  SOLE DISPOSITIVE POWER

                                             410,000
                                      -----------------------------------------
                                      (10) SHARED DISPOSITIVE POWER

                                                0
-------------------------------------------------------------------------------

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     410,000
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN                                  [  ]
     ROW (11) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.8%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     CO
-------------------------------------------------------------------------------
* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 032159105
-------------------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY).

     The Karabots Foundation  23-2939856
-------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A                                    (a) [  ]
     MEMBER OF A GROUP*                                                (b) [  ]

-------------------------------------------------------------------------------
(3)  SEC USE ONLY

-------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS*

     Not applicable
-------------------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL                                      [  ]
     PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)

-------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

        Pennsylvania
-------------------------------------------------------------------------------
NUMBER OF SHARES                      (7)  SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH                                502,119
REPORTING PERSON                      -----------------------------------------
WITH                                  (8)  SHARED VOTING POWER

                                                0
                                      -----------------------------------------
                                      (9)  SOLE DISPOSITIVE POWER

                                             502,119
                                      -----------------------------------------
                                      (10) SHARED DISPOSITIVE POWER

                                               0
-------------------------------------------------------------------------------

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     502,119
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN                                  [  ]
     ROW (11) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.4%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     CO
-------------------------------------------------------------------------------
* SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 17 to Schedule 13D ("Amendment No. 17") amends and supplements the prior statement on Schedule 13D (the "Statement") as filed by Nicholas G. Karabots and certain affiliates related to the Common Stock (the "Common Stock"), $.10 par value, of AMREP Corporation, an Oklahoma corporation (the "Corporation"). The Statement has been previously amended by Amendment No. 16 to Schedule 13D filed on January 11, 2008, Amendment No. 15 to Schedule 13D filed on October 28, 2002, Amendment No. 14 to Schedule 13D filed on January 4, 2002, Amendment No. 13 to Schedule 13D filed November 30, 2001, Amendment No. 12 to Schedule 13D filed on October 24, 2001, Amendment No. 11 to Schedule 13D filed on June 6, 2000, Amendment No. 10 to Schedule 13D filed on July 31, 1996, Amendment No. 9 to Schedule 13D filed on September 25, 1995, Amendment No. 8 to
Schedule 13D filed on January 12, 1995, Amendment No. 7 to Schedule 13D filed on January 5, 1995, Amendment No. 6 to Schedule 13D filed on September 15, 1994, Amendment No. 5 to Schedule 13D initially filed on June 2, 1994, Amendment No. 4 to Schedule 13D filed on March 1, 1994, and Amendment No. 3 to Schedule 13D filed on January 31, 1994. Amendment No. 3 to Schedule 13D amended and restated the entire text of the Statement on Schedule 13D filed on August 4, 1993, as amended by Amendment No. 1 filed on December 22, 1993 and Amendment No. 2 filed on January 21, 1994. In the event that any disclosure contained in this Amendment No. 17 is inconsistent with the disclosures contained in the Statement, the disclosures contained herein shall supersede such inconsistent disclosures from the date of this Amendment No. 17.

Item 1. Security and Issuer
------- -------------------

     There are no amendments to Item 1 of the Statement pursuant to this Amendment No. 17.

Item 2. Identity and Background
------- -----------------------

     There are no amendments to Item 2 of the Statement pursuant to this Amendment No. 17.

Item 3. Source and Amounts of Funds or Other Consideration
------- --------------------------------------------------

     There are no amendments to Item 3 of the Statement pursuant to this Amendment No. 17.

Item 4. Purpose of the Transaction.
------- ---------------------------

     The third paragraph of Item 4 of the Statement is hereby amended and restated in its entirety as follows:

     As of January 7, 2008, the Foundation had deposited for sale 447,165 shares of Common Stock with J.P. Morgan Securities, Inc. ("JPMSI") pursuant to a plan of disposition (the "10b-5-1 Plan") adopted in accordance with rule 10b-5-1 of the Securities Exchange Act of 1934 and in accordance with Section 4943 of the Internal Revenue Code of 1986 regarding the disposition of excessive business holdings. On March 24, 2008, JPMSI began effectuating the sales of shares of Common Stock pursuant to the 10b-5-1 Plan.

Item 5. Interest in Securities of the Company.
------- --------------------------------------

     Item 5 of the Statement is hereby amended by deleting the  paragraphs  (a),
(b) and (c) thereof and substituting therefor the following:

     (a) Mr. Karabots beneficially owns all of the 3,611,497 shares of the Common Stock reported on this Statement, which shares represent approximately
60.2% of the outstanding shares of the Common Stock.(1) Mr. Karabots beneficially owns 1,291,198 of the outstanding shares of the Common Stock directly; 1,391,180 of such shares indirectly through Glendi; 410,000 of such shares indirectly through Kappa, and the remaining 502,119 of such shares indirectly through the Foundation. Mr. Karabots does not have a pecuniary interest in the shares held by the Foundation.

     (b) Mr. Karabots has sole voting and sole dispositive power as to the following: the 1,291,198 outstanding shares of the Common Stock that he owns directly; the 1,391,180 of such shares of the Common Stock owned indirectly through Glendi; the 410,000 of such shares of the Common Stock owned indirectly through Kappa; and 502,119 shares owned by the Foundation, as reported on this Statement. In addition, 500 of the shares of Common Stock beneficially owned by Mr. Karabots represent options to purchase Common Stock issued under the Corporation's Non-Employee Directors Option Plan which are currently exercisable.

     (c) On December 26, 2007, Mr. Karabots purchased 1,500 shares of Common Stock at a purchase price per share of $29.80. Mr. Karabots purchased 1,500 shares of Common Stock at a purchase price per share of $30.49 on December 27, 2007. Mr. Karabots, on December 28, 2007, purchased 1,500 shares of Common Stock at a purchase price per share of $30.25; 5,000 shares of Common Stock at a purchase price per share of $30.00; and 1,000 shares of Common Stock at a purchase price per share of $30.10. Mr. Karabots purchased 5,000 shares of Common Stock at a purchase price per share of $28.93 on December 31, 2007. Mr. Karabots made all of the above purchases in the open market with his personal funds.

     On January 2, 2008, Mr. Karabots purchased 5,000 shares of Common Stock at a purchase price per share of $30.65. Mr. Karabots, on January 4, 2008, purchased 3,000 shares of Common Stock at a purchase price per share of $29.99; 8,000 shares of Common Stock at a purchase price per share of $29.40; 3,500 shares of Common Stock at a purchase price per share of $30.48; 5,000 shares of

------------------------
(1) The percentage of outstanding shares of Common Stock was calculated with reference to the number of shares outstanding as of February 29, 2008, reported in the Corporation's Quarterly Report on Form 10-Q for the quarterly period ended January 31, 2008, stated therein as amounting to 5,995,212.

Common Stock at a purchase price per share of $29.50; and 8,000 shares of Common Stock at a purchase price per share of $29.80. Mr. Karabots, on January 8, 2008, purchased 5,000 shares of Common Stock at a purchase price per share of $29.05; 3,500 shares of Common Stock at a purchase price per share of $29.10; 2,500 shares of Common Stock at a purchase price per share of $29.2116; 3,500 shares of Common Stock at a purchase price per share of $29.1899; and 5,000 shares of Common Stock at a purchase price per share of $29.35. On January 9, 2008, Mr. Karabots purchased 8,000 shares of Common Stock at a purchase price per share of $28.75; and 5,000 shares of Common Stock at a purchase price per share of $28.55. Mr. Karabots made all of the above purchases in the open market with his personal funds.

     Pursuant to the 10b-5-1 Plan, the Foundation has sold, in open market transactions on the New York Stock Exchange, shares of Common Stock as follows:


-------------------------------------------------------------------------------
                           |       Aggregate Number of    |     Average Sales
            Date           |            Shares Sold       |    Price Per Share
---------------------------|------------------------------|--------------------
        March 24, 2008     |              1,502           |         $55.06
---------------------------|------------------------------|--------------------
        April 15, 2008     |              2,134           |         $55.00
---------------------------|------------------------------|--------------------
        April 16, 2008     |             12,100           |         $55.43
---------------------------|------------------------------|--------------------
        April 17, 2008     |              4,304           |         $55.01
---------------------------|------------------------------|--------------------
        April 18, 2009     |             12,500           |         $55.06
---------------------------|------------------------------|--------------------
        April 21, 2008     |              2,100           |         $55.07
---------------------------|------------------------------|--------------------
        April 23, 2008     |              3,306           |         $55.00
---------------------------|------------------------------|--------------------
        April 24, 2008     |             12,200           |         $55.21
---------------------------|------------------------------|--------------------
        April 25, 2008     |             10,500           |         $55.45
---------------------------|------------------------------|--------------------
        April 28, 2008     |             12,500           |         $56.10
---------------------------|------------------------------|--------------------
        April 29, 2008     |              4,900           |         $56.28
-------------------------------------------------------------------------------


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to
------- ------------------------------------------------------------------------
        Securities of the Company.
        --------------------------

     There are no amendments to Item 6 of the Statement pursuant to this Amendment No. 17.


Item 7. Material Filed as Exhibits.
------- ---------------------------

     There are no amendments to Item 7 of the Statement pursuant to this Amendment No. 17.

                                   Signatures
                                   ----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   May 2, 2008                          /s/ Nicholas G. Karabots
                                             -----------------------------------
                                             Nicholas G. Karabots


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             GLENDI PUBLICATIONS, INC.

Date:   May 2, 2008                          /s/ Nicholas G. Karabots
                                             -----------------------------------
                                             Nicholas G. Karabots


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             KAPPA MEDIA GROUP,  INC.

Date:   May 2, 2008                          /s/ Nicholas G. Karabots
                                             -----------------------------------
                                             Nicholas G. Karabots



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             THE KARABOTS FOUNDATION

Date:   May 2, 2008                           /s/ Nicholas G. Karabots
                                             -----------------------------------
                                             Nicholas G. Karabots